


SECURITI[...]ISSION

07001479

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SEC FILE NUMBER
8- 42385

ANNUAL AUDITED REPORTED
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Jackson, Grant & Company

OFFICIAL USE ONLY
26166
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 High Ridge Park
(No. and Street)

Stamford	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THE REPORT

J. Julie Jason — 203-322-1198
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 0 8 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Kostin, Ruffkess & Company, LLC
(Name - *if individual, state last, first, middle name*)

76 Batterson Park Road	Farmington	CT	06032
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 6 2007
WASH, D.C.
185

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, J. Julie Jason, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Jackson, Grant & Company, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEMETRIA JOYNER
NOTARY PUBLIC
My Commission Expires May 31, 2011

Signature

President

Title

Notary Public

DEMETRIA JOYNER
NOTARY PUBLIC
My Commission Expires May 31, 2011

This report ** contains (check all applicable):

[X] (a) Facing Page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
[X] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JACKSON, GRANT & COMPANY

Financial Statements

December 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH., D.C.
185
SECTION


KOSTIN,
RUFFKESS
& COMPANY, LLC
Business Advisors and Certified Public Accountants

JACKSON, GRANT & COMPANY

December 31, 2006

CONTENTS


KOSTIN,
RUFFKESS
& COMPANY, LLC

Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Jackson, Grant & Company

We have audited the accompanying statement of financial condition of Jackson, Grant & Company as of December 31, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jackson, Grant & Company as of December 31, 2006, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 9, 2007

JACKSON, GRANT & COMPANY
Statement of Financial Condition
December 31, 2006

Assets	
Current assets:	
Cash	$ 8,285
Prepaid expenses	3,285
	$ 11,570
Liability and Stockholder's Equity	
Liability:	
Accrued expense	$ 250
Stockholder's equity:	
Common stock, $.01 par; 15,000 shares authorized, 300 shares issued and outstanding	3
Additional paid-in capital	29,997
Deficit	(18,680)
Total stockholder's equity	11,320
Total liability and stockholder's equity	$ 11,570

The accompanying notes are an integral part of the financial statements

JACKSON, GRANT & COMPANY
Statement of Income
For The Year Ended December 31, 2006

Revenues:	
Commissions and fees	$ 100,687
Interest income	41
Total revenues	100,728
Expenses:	
Administrative and office	91,191
Insurance and professional fees	500
Fees and assessments	4,982
Total expenses	96,673
Net income	$ 4,055

The accompanying notes are an integral part of the financial statements

JACKSON, GRANT & COMPANY
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2006

	Common Stock	Additional Paid-In Capital	Deficit	Total
Balance, January 1, 2006	$ 3	$ 29,997	$ (16,806)	$ 13,194
Distributions			(5,929)	(5,929)
Net income for the year	--	--	4,055	4,055
Balance, December 31, 2006	$ 3	$ 29,997	$ (18,680)	$ 11,320

The accompanying notes are an integral part of the financial statements

JACKSON, GRANT & COMPANY
Statement of Cash Flows
For The Year Ended December 31, 2006

Cash flows from operating activities:	
Net income	$ 4,055
Increase in prepaid expenses	(110)
Cash flows provided by operating activities	3,945
Cash flows used in financing activities	
Distributions to stockholder	(5,929)
Net decrease in cash	(1,984)
Cash, beginning of year	10,269
Cash, end of year	$ 8,285

The accompanying notes are an integral part of the financial statements

Note 1 - Summary of Significant Accounting Policies:

Organization

Jackson, Grant & Company (the "Company") was incorporated in Connecticut on March 1, 1990. On April 20, 1990, the Company was granted registration as a broker pursuant to Section 15(b) of the Securities Exchange Act of 1934 (the "Act"). Under the Act, a company must become a member of the National Association of Securities Dealers, Inc. ("NASD") in order to carry on business as a registered broker. The NASD approved the Company's membership effective August 8, 1990, upon which date the Company began operations as a registered broker. The Company is licensed to sell securities in the state of Connecticut as of December 31, 2006. During 2006, the Company cancelled the licenses previously held in Florida, Georgia, Illinois, Massachusetts, Missouri, New Jersey, New York and Ohio.

Income Recognition

Commission income and expense are recognized on the trade date of the underlying transactions.

Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and short-term investments maturing within ninety days. The following is supplementary cash flows information: income taxes paid in 2006 totaled $250.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Regulatory Requirements:

Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provision. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2006, the Company had net capital and a net capital requirement of $8,035 and $5,000, respectively. The Company's net capital ratio is in compliance with rule 15c3-1 at December 31, 2006.

The Company is exempt from compliance with rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

Note 3 - Income Taxes:

The Company and stockholders have elected to have the Company treated for Federal and state tax purposes as an S corporation. This election eliminates Federal and State income taxes at the Company level as long as the Company meets various technical criteria as defined by the Internal Revenue Code.

Note 4 - Related Party:

The Company shares clerical administration, photocopies, postage, rent and supply expenses with a related corporation owned by the stockholder. Total payments made to the related corporation during the year were approximately $91,000. No amounts were owed to the related corporation at December 31, 2006. In accordance with FIN 46R, we evaluated the related party activity and determined it is not a variable interest entity.

JACKSON, GRANT & COMPANY
Computation of Net Capital
For The Year Ended December 31, 2006

Total ownership equity from statement of financial condition	$ 11,320
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition	3,285
Net capital	$ 8,035

JACKSON, GRANT & COMPANY
Notes To Computation of Net Capital
For The Year Ended December 31, 2006

1.	**Nonallowable assets - Prepaid expenses**	$ 3,285
2.	**Net capital reconciliations:**	
	Net capital as reported in Part II A of Form X-17a-5 as of December 31, 2006	$ 8,035
	Audit adjustments - None	--
	Net capital at December 31, 2006	$ 8,035

JACKSON, GRANT & COMPANY
Computations of Basic Net Capital Requirements and Aggregate Indebtedness
For The Year Ended December 31, 2006

Minimum net capital required (6 2/3% of $250)	$	17
Minimum net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess of net capital	$	3,035
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	8,010
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	250
Ratio of aggregate indebtedness to net capital		.0311



Business Advisors and Certified Public Accountants

Farmington • New London
Springfield, MA

Pond View Corporate Center
76 Batterson Park Road
Farmington, CT 06032

Main Line: (860) 678-6000
Toll Free: (800) 286-KRCO
Fax: (860) 678-6110
Web: www.kostin.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To The Board of Directors
Jackson, Grant & Company

In planning and performing our audit of the financial statements and supplemental schedules of Jackson, Grant & Company (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


KOSTIN,
RUFFKESS
& COMPANY, LLC

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed the following condition that we believe should be noted:

Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal control and procedures for safeguarding of cash and securities possible in a larger organization are not practical in an organization of this size.

The President of the Company is aware of the weakness in internal control; however, due to the size of the Company, it is not practical to have additional employees. In addition, the President will review all transactions and books of original entry.

With the exception of the foregoing, our study and evaluation disclosed no other conditions that we believe to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.


KOSTIN,
RUFFKESS
& COMPANY, LLC

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the Securities Investor Protection Corporation and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kostin, Ruffkess & Company, LLC

Farmington, Connecticut
February 9, 2007

END